INDEPENDENT AUDITORS' REPORT

To the Board of Trustees of
JNL Series Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Mellon Capital Management/JNL International Index Fund, Mellon Capital Management/JNL Bond Index Fund, Mellon Capital Management/JNL S&P 500 Index Fund, Mellon Capital Management/JNL S&P 400 Mid Cap Index Fund, and Mellon Capital Management/JNL Small Cap Index Fund, funds within JNL Series Trust (the Funds) complied with the provisions of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of September 30, 2003, and during the period from December 31, 2002 (the date of our last examination) through September 30, 2003. Management is responsible for the Funds' compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examinations.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2003, and for the period from December 31, 2002, through September 30, 2003, with respect to securities transactions:


1) Examination of Mellon Securities Trust Company's (the "Custodian") security position reconciliations for all securities held by sub-custodians and in book entry form;

2) Confirmation of all securities, if any, which are hypothecated, pledged, placed in escrow, or out for transfer with brokers;

3) Inspection of documentation of other securities held in safekeeping by the custodian but not included in 1) and 2) above;

4) Reconciliation between the Funds' accounting records and the Custodian's records as of September 30, 2003, and verification of reconciling items;

5) Agreement of cash movement relating to pending trade activity for the Funds as of September 30, 2003, to the Custodian's records;

6) Agreement of trade tickets for 15 purchases and 15 sales for the period from December 31, 2002, through September 30, 2003, to the books and records of the Funds, noting they had been properly recorded and subsequently settled;

7) We reviewed the Mellon Trust Global Securities SAS 70 Report on Controls Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period from July 1, 2002, to June 30, 2003, and noted that no negative findings were reported in the areas of Safekeeping and Reconciliation; and

8) We inquired of the Custodian, who confirmed that all control policies and procedures detailed in the SAS 70 Report have remained in operation and functioned adequately from July 1, 2003, through September 30, 2003.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2003, and for the period from December 31, 2002, through September 30, 2003, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ KPMG LLP

Chicago, Illinois
November 21, 2003

             MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
                PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940



We, as members of management of the Mellon Capital Management/JNL International Index Fund, Mellon Capital Management/JNL Bond Index Fund, Mellon Capital Management/JNL S&P 500 Index Fund, Mellon Capital Management/JNL S&P 400 Mid Cap Index Fund, and Mellon Capital Management/JNL Small Cap Index Fund, funds within JNL Series Trust (the Funds) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, CUSTODY OF INVESTMENTS BY REGISTERED MANAGEMENT INVESTMENT COMPANIES, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2003, and from December 31, 2002, through September 30, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2003, and from December 31, 2002, through September 30, 2003, with respect to securities reflected in the investment accounts of the Funds.



        JNL Series Trust

By:     /s/ Mark Nerud
        ----------------------
        Mark Nerud, Vice President, Treasurer and Chief Financial Officer